UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              FORM 12-b25

                       NOTIFICATION OF LATE FILING

                      Commission File No. 000-26953



[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended: December 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the transition Period Ended:

       Nothing in this Form shall be construed to imply that the Commission has verified any Information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                     PART I - REGISTRANT INFORMATION

Full Name of Registrant: Financial Access Solutions Technology, Inc.

Former Name, if Applicable:  Bach-Hauser, Inc.

1561 Highway 3
Address of principal executive office (Street and Number)

Cayuga, Ontario  N0A 1E0
City, Province and Postal Code

                   PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

                      PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant requires additional time to review and complete form 10-KSB. The Registrant will file its Annual Report on Form 10-KSB as soon as possible, and in any event no later than the fifteenth calendar day following the prescribed due date for such report.


                   PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Peter Preston   (416) 920-6784

(2) Have all or other periodic report required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ ]  Yes  [X]  No

The Registrant is delinquent in filing the financials required to be filed by amendment to its Current Report on Form 8-K following the acquisition of DM2 Technology, Inc. The Registrant expects to file such report simultaneously with the filing of its Annual Report on Form 10-KSB.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]  Yes  [X]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Financial Access Solutions Technology, Inc.
        (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 1, 2005

By:     /s/ Peter Preston
Name:   Peter Preston
Title:  Chief Executive and Financial Officer